Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

AEP Industries Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-58747, 33-58743, and 333-121710) on Form S-8 of AEP Industries Inc. of our report dated January 17, 2012, with respect to the consolidated balance sheets of AEP Industries Inc. and subsidiaries as of October 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of October 31, 2011, which report appears in the October 31, 2011 Annual Report on Form 10-K of AEP Industries Inc.

Our report refers to a change in the method of accounting for business combinations.

Our report, dated January 17, 2012, on the effectiveness of internal control over financial reporting as of October 31, 2011, contains an explanatory paragraph that states AEP Industries Inc. acquired substantially all of the assets and assumed certain liabilities of Webster Industries on October 14, 2011. Management has excluded from its assessment of the effectiveness of AEP Industries Inc.’s internal control over financial reporting as of October 31, 2011, Webster Industries’ internal control over financial reporting associated with total assets of $51.4 million and total liabilities of $19.9 million included in the consolidated balance sheet of the Company at October 31, 2011, and net sales of $6.1 million included in the consolidated statement of operations of the Company for the year ended October 31, 2011. Our audit of internal control over financial reporting of AEP Industries Inc. also excluded an evaluation of the internal control over financial reporting of Webster Industries.

/S/ KPMG LLP
Short Hills, New Jersey January 17, 2012